Form 40-F
period 2014-12-31
CIPHER PHARMACEUTICALS INC
filed 2015-03-31
CIK 1358575

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2014           Commission File Number: 001-36734

CIPHER PHARMACEUTICALS INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	2834	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

5650 Tomken Road, Unit 16

Mississauga, Ontario

L4W 4P1

(905) 602-5840

(Address and telephone number of registrant’s principal executive offices)

CT Corporation

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 590-9331

(Name, address (including zip code) and telephone number

(including area code) of agent for service of process in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	Toronto Stock Exchange
Common Shares, no par value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,672,699 Common Shares, no par value, as of December 31, 2014

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐ Yes ☐ No

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Annual Report on Form 40-F (this “Annual Report”) are forward-looking statements. Please see “Caution Regarding Forward-Looking Statements” on page 1 of the Annual Information Form for the year ended December 31, 2014 (the “2014 AIF”) of Cipher Pharmaceuticals Inc. (the “Registrant”), which is filed as Exhibit 99.1 to this Annual Report.

Disclosure Controls and Procedures and Internal Controls

Disclosure Controls and Procedures

As of December 31, 2014, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of such date, the Registrant’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission (the “Commission”), and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2014.

2

Audit Committee Financial Expert

The Registrant’s board of directors has determined that Stephen Wiseman, an individual serving on the Audit Committee of the Registrant’s board of directors, is an audit committee financial expert, within the meaning of General Instruction B(8)(b) of Form 40-F, and is independent under the rules of the NASDAQ Global Market.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee or board of directors.

Code of Ethics

The Registrant’s Board of Directors has adopted a code of ethics (the “Code”) that applies to all directors, officers and employees. A copy of the Code may be obtained at www.cipherpharma.com. The Registrant will provide a copy of the Code without charge to any person who requests a copy by contacting the Registrant at the address that appears on the cover of this Annual Report.

Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by PricewaterhouseCoopers LLP, the Registrant’s external auditor (“PWC”), for the fiscal years ended December 31, 2014 and December 31, 2013, respectively, for professional services rendered by PWC for the audit of the Registrant’s annual financial statements or services that are normally provided by PWC in connection with statutory or regulatory filings or engagements for such fiscal years were CDN$122,600 and CDN$94,100, respectively.

Audit-Related Fees

The aggregate fees billed by PWC, for the fiscal years ended December 31, 2014 and December 31, 2013, respectively, for assurance and related services rendered by PWC reasonably related to the performance of the audit or review of the Registrant’s financial statements and not reported above were CDN$36,700 and CDN$35,600, respectively. Such services consisted of reviews of the Registrant’s interim financial statements, the reports of which are provided to the Audit Committee.

Tax Fees

The aggregate fees billed by PWC for the fiscal years ended December 31, 2014 and December 31, 2013, respectively, for professional services rendered by PWC for tax compliance, tax advice and tax planning for such fiscal years were CDN$59,015 and CDN$29,978, respectively. Such services consisted of assistance with tax compliance and tax planning and advice. Services by tax professionals required in order to comply with Canadian generally accepted auditing standards are included under “Audit Fees” above.

All Other Fees

The aggregate fees billed by PWC for the fiscal years ended December 31, 2014 and December 31, 2013, respectively, for other professional services for such fiscal years were CDN$22,500 and CDN$nil, respectively.

3

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services by the external auditor. As set out in Section 9.1(d) of the Audit Committee charter, the Audit Committee approves any non-audit services provided by the external auditor on a case-by-case basis.

Off-Balance Sheet Arrangements

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The following is a summary of the Registrant’s contractual obligations as of December 31, 2014:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	nil	nil	nil	nil	nil
Capital (Finance) Lease Obligations	nil	nil	nil	nil	nil
Operating Lease Obligations	US$726,000	US$132,000	US$594,000	nil	nil
Purchase Obligations	nil	nil	nil	nil	nil
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet	nil	nil	nil	nil	nil
Total	US$726,000	US$132,000	US$594,000	nil	nil

4

Identification of Audit Committee

The information under the heading “Audit Committee Information” in the 2014 AIF is hereby incorporated by reference herein. Each of the members of the Audit Committee is independent under the rules of the NASDAQ Global Market.

Mine Safety Disclosure

The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

NASDAQ Exemptions

Pursuant to NASDAQ Rule 5615(a)(3), in connection with the November 2014 listing of its common shares on the NASDAQ Global Market, the Registrant has relied upon an exemption from NASDAQ Rule 5620(c), requiring that the quorum required for any meeting of holders of common shares be not less than 33 1/3 % of the outstanding common shares, as its bylaws provide that the quorum required for meetings of holders of common shares is 30%. The Registrant’s 30% quorum requirement is permitted by Ontario law and consistent with commonly accepted practices in Ontario.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Registrant has previously filed a Form F-X with the Commission.

5

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized on March 31, 2015.

CIPHER PHARMACEUTICALS INC.

By:	/s/ Norman Evans
Name:	Norman Evans
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Annual Information Form for the fiscal year ended December 31, 2014

99.2	Audited Financial Statements as of and for the fiscal year ended December 31, 2014 (incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K furnished to the Commission on February 25, 2015)

99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2014 (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K furnished to the Commission on February 25, 2015)

99.4	Consent of PricewaterhouseCoopers LLP

6