Form 40-F
period 2015-12-31
CIPHER PHARMACEUTICALS INC
filed 2016-03-30
CIK 1358575

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2015                  Commission File Number: 001-36734

CIPHER PHARMACEUTICALS INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	2834	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

2345 Argentia Road, Suite 100A

Mississauga, Ontario

 L5N 8K4

(905) 602-5840

(Address and telephone number of registrant’s principal executive offices)

CT Corporation

 111 Eighth Avenue, 13th Floor

New York, New York 10011

 (212) 590-9331

(Name, address (including zip code) and telephone number

(including area code) of agent for service of process in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value Common Shares, no par value	Toronto Stock Exchange NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 26,058,246 Common Shares, no par value, as of December 31, 2015

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

☐ Yes ☐ No

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Annual Report on Form 40-F (this “Annual Report”) are forward-looking statements. Please see “Caution Regarding Forward-Looking Statements” on page I of the Annual Information Form for the year ended December 31, 2015 (the “2015 AIF”) of Cipher Pharmaceuticals Inc. (the “Registrant”), which is filed as Exhibit 99.1 to this Annual Report.

Disclosure Controls and Procedures and Internal Controls

Disclosure Controls and Procedures

As of December 31, 2015, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of such date, the Registrant’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission (the “Commission”), and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

The Registrant’s management is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

The Registrant’s management assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2015. The Registrant’s management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission to evaluate the effectiveness of the Registrant’s internal control over financial reporting. Based on management’s assessment, the Registrant’s internal control over financial reporting is effective as at December 31, 2015.

This Annual Report does not include an attestation report of the Registrant’s registered public accounting firm due to an exemption established by rules of the Commission for emerging growth companies.

Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2015.

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

Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by PricewaterhouseCoopers LLP, the Registrant’s external auditor (“PWC”), for the fiscal years ended December 31, 2015 and December 31, 2014, respectively, for professional services rendered by PWC for the audit of the Registrant’s annual financial statements or services that are normally provided by PWC in connection with statutory or regulatory filings or engagements for such fiscal years were CDN$267,000 and CDN$122,600, respectively.

Audit-Related Fees

The aggregate fees billed by PWC, for the fiscal years ended December 31, 2015 and December 31, 2014, respectively, for assurance and related services rendered by PWC reasonably related to the performance of the audit or review of the Registrant’s financial statements and not reported above were CDN$118,000 and CDN$36,700, respectively. Such services consisted of reviews of the Registrant’s interim financial statements, the reports of which are provided to the Audit Committee.

Tax Fees

The aggregate fees billed by PWC for the fiscal years ended December 31, 2015 and December 31, 2014, respectively, for professional services rendered by PWC for tax compliance, tax advice and tax planning for such fiscal years were CDN$43,950 and CDN$59,015, respectively. Such services consisted of assistance with tax compliance and tax planning and advice. Services by tax professionals required in order to comply with Canadian generally accepted auditing standards are included under “Audit Fees” above.

All Other Fees

The aggregate fees billed by PWC for the fiscal years ended December 31, 2015 and December 31, 2014, respectively, for other professional services for such fiscal years were CDN$37,000 and CDN$22,500, respectively. Such services in 2015 included preparation of consents to incorporation by reference of audit reports into registration statements on Form S-8, and support for the preparation of a Business Acquisition Report. Such services in 2014 consisted of services in connection with the Registrant’s initial listing on the NASDAQ Global Market.

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

Tabular Disclosure of Contractual Obligations

The following is a summary of the Registrant’s contractual obligations as of December 31, 2015:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	US$40,000,000	nil	nil	US$40,000,000	nil
Capital (Finance) Lease Obligations	nil	nil	nil	nil	nil
Operating Lease Obligations	US$2,882,000	US$446,000	US$1,330,000	US$706,000	US$400,000
Purchase Obligations	nil	nil	nil	nil	nil
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet	US$431,000	US$431,000	nil	nil	nil
Total	US$43,313,000	US$877,000	US$1,330,000	US$40,706,000	US$400,000

Identification of Audit Committee

The information under the heading “Audit Committee Information” in the 2015 AIF is hereby incorporated by reference herein. Each of the members of the Audit Committee is independent under the rules of the NASDAQ Global Market.

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

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized on March 30, 2016.

CIPHER PHARMACEUTICALS INC.

By:	/s/ Norman Evans
Name:	Norman Evans
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP

31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Annual Information Form for the fiscal year ended December 31, 2015

99.2	Audited Financial Statements as of and for the fiscal year ended December 31, 2015 (incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K furnished to the Commission on February 24, 2016)

99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2015 (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K furnished to the Commission on February 24, 2016)